

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 23, 2015

Gary C. Hanna, Chief Executive Officer
KLR Energy Acquisition Corp.
811 Main Street
18th Floor
Houston, TX 77002

> **Re: KLR Energy Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 27, 2015**
> **CIK No. 0001659122**

Dear Mr. Hanna:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. You state that you intend to focus on the oil and gas exploration and production business, yet also state that you may pursue an acquisition in any sector or geographical location. Consider refocusing your disclosures pertaining to your business opportunity to discuss the circumstances that would lead to exercising this flexibility. Additionally, we note your disclosure on page 69 that your CEO is currently restricted by a non-compete agreement which prohibits him from acquiring or managing certain businesses in the Gulf of Mexico. It appears that your discussions of your target markets should be revised to note the material impact of this provision on business opportunities.

2.   We note the disclosures throughout the filing stating that Gary C. Hanna and T.J. Thom grew EPL from a company with a $270 million equity value in 2009 into a $2.3 billion company by 2014. When referencing the prior performance of EPL, you should provide additional information rather than the sole data point being presented in your disclosure. For example, in addition to providing the sale price of the business, disclose revenue and net income growth during those periods. Additionally, to the extent applicable, please balance your disclosure here and elsewhere in the filing where you reference EPL's growth to identify and briefly discuss any market conditions that coincided with this growth.

Cover Page

3.   Please include the name(s) of the lead underwriter(s) in your next amendment. We may defer our review of any amendment that does not name the lead underwriter(s).

Summary, page 1

4.   Please consider removing the glossary included on page 1. If the meaning of the terms currently appearing in the glossary are not clear from the context of your disclosure, you should define them where first used in the prospectus. Refer to Rule 421(b)(3) of the Securities Act.

5.   We note that NASDAQ rules provide that your initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account at the time of the signing of a definitive agreement. We also note your disclosure stating that you intend to satisfy this requirement even if your securities are not listed on NASDAQ. Please expand your disclosure to identify any contractual or charter provisions requiring you to satisfy the 80% test if your securities are not listed on the NASDAQ. To the extent there are no such provisions, please state so.

Business Opportunity Overview, page 1

6.   Please disclose whether prior to your formation any of your control persons were previously associated with other SPACs. If so, please identify them.

Risks, page 23

7.   Please revise this section to briefly discuss the most significant risks applicable to the business space you intend to target.

Risk Factors, page 25

8.   We note your disclosure on page 2 stating that your CEO's primary geographical focus in energy exploration has been the mid-continent U.S. and Gulf of Mexico regions. Tell us what consideration you gave to including a separately captioned risk factor that discusses the impact on your business of the non-compete agreement between your CEO and a third-party that restricts his ability to manage a business in the Gulf of Mexico.

Competition, page 87

9.   Please refocus your disclosure to discuss the extent to which other entities with a similar objective to yours are or have announced that they intend to pursue opportunities within your target market.

Principal Stockholders, page 100

10.   Footnote 3 disclaims beneficial ownership over the shares held. Please remove this disclaimer or provide us with an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Executive Office and Director Compensation, page 91

11.   You state that you will pay Ms. Thom a salary of $200,000 annually following the consummation of this offering. Please tell us if you have entered into an employment agreement with Ms. Thom and, if so, file the agreement as an exhibit. Refer to Item 601(b)(10)(iii).

Notes to Financial Statements

Note 3 – Proposed Public Offering and Private Placement

Proposed Public Offering, page F-12

12.   You indicate that the Warrants are redeemable provided there is an effective registration statement with respect to the shares of common stock underlying such Warrants and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period. Please clarify this disclosure in light of the disclosure in the penultimate paragraph on page 109 that you may exercise your redemption right even if you are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Other

13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

14. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3456 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information Technologies
and Services

cc: Stuart Neuhauser, Esq.